SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Schedule TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(l) OR 13(e)(l) OF
THE SECURITIES EXCHANGE ACT OF 1934
Atari, Inc.
(Name of Subject Company (Issuer))
Atari, Inc.
(Name of Filing Person (Offeror))
Options to Acquire Common Stock, Par Value $0.10 Per Share
(Title of Class of Securities)
Common Stock: 04651M204
(CUSIP Number of Class of Securities)
Kristina Pappa
Vice President and General Counsel
Atari, Inc.
417 Fifth Avenue
New York, New York 10016
(212) 726-6500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)
Copies to:
Thomas C. Janson, Esq.
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, New York 10005
(212) 530-5000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$16,559.30	$0.65

*	Estimated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(l) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that we purchase options to acquire an aggregate of 165,593 shares of common stock, each with an exercise price greater than $1.68, for $0.10 per option. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $39.30 per $1,000,000 of the transaction valuation.
☐	Check the box if any part of the fee is offset as provided by Rule 0-1 l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: N/A Filing Party: N/A
Form or Registration No.: N/A Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.
The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.
Item 2. Subject Company Information.
(a)	Name and address. The name of the issuer is Atari, Inc. (“Atari”). The address of Atari’s principal executive office is 417 Fifth Avenue, New York, New York 10016. Atari’s telephone number is (212) 726-6500.
(b)	Securities. The information set forth in the Offer to Purchase under “The Offer—Source and Amount of Funds” is incorporated herein by reference.
(c)	Trading Market and Price. The information set forth in the Offer to Purchase under “The Offer—Market and Trading Information” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
Atari is the filing person. Atari’s business address and business telephone number are set forth in Item 2(a) above. The information set forth in the Offer to Purchase under “The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares” is incorporated herein by reference.
The following persons are the executive officers, directors and/or controlling persons of Atari:

Name	Position

Eugene I. Davis	Director

Wendell H. Adair, Jr.	Director

Evence-Charles Coppee	Director

Bradley E. Scher	Director

James B. Schein	Director

Jim Wilson	Chief Executive Officer and President

Arturo Rodriguez	Vice President, Controller and Acting Chief Financial Officer

Timothy Flynn	Senior Vice President of Sales
The business address and telephone number of each of the above executive officers and directors is c/o Atari, Inc., 417 Fifth Avenue, New York, New York 10016, and (212) 726-6500.

Item 4. Terms of the Transaction.
(a)	Material Terms. The following sections of the Offer to Purchase contain information regarding the material terms of the transaction and are incorporated herein by reference:
•	Summary Term Sheet

•	Questions and Answers about the Offer

•	Significant Consequences to Non-Tendering Option Holders

•	The Offer

•	The Merger
(b)	Purchases. The information set forth in the Offer to Purchase under “The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Eligible Options” is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
The information set forth in the Offer to Purchase under “The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Eligible Options” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
(a)	Purposes. The information set forth in the Offer to Purchase under “Summary Term Sheet” and “The Offer—Purpose of the Tender Offer” is incorporated herein by reference.
(b)	Use of Securities Acquired. The information set forth in the Offer to Purchase under “The Offer” is incorporated herein by reference.
(c)	Plans. The information set forth in the Offer to Purchase under “The Offer—Purpose of the Tender Offer” is incorporated herein by reference.
Item 7. Source and Amount of Funds and Other Consideration.
The information set forth in the Offer to Purchase under “The Offer—Source and Amount of Funds” is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company.
(a)	Securities Ownership. The information set forth in the Offer to Purchase under “The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Eligible Options” is incorporated herein by reference.

(b)	Securities Transactions. Not applicable.
Item 9. Persons/Assets Retained, Employed, Compensated or Used.
The information set forth in the Offer to Purchase under “The Offer—Fees and Expenses” is incorporated herein by reference.
Item 10. Financial Statements.
Not applicable.
Item 11. Additional Information.
(a)	Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under “The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Eligible Options,” “The Offer—Legal Matters; Regulatory Approvals” and “The Merger—Conditions to Completion of the Merger” is incorporated herein by reference.
(b)	Other Material Information. The information set forth in the Offer to Purchase under “Significant Consequences To Non-Tendering Option Holders” is incorporated herein by reference.
Item 12. Exhibits.
(a)(l) Offer to Purchase, dated September 5, 2008
(a)(2) Election to Tender Form
(a)(3) Cover Letter to the Offer to Purchase
(a)(4) Form of Withdrawal
(a)(5) Definitive Proxy Statement, dated September 5, 2008 (Incorporated by reference to the
Schedule 14A filed by Atari, Inc. on September 5, 2008. For purposes of incorporating by reference to the Definitive Proxy Statement only, the first sentence of page D1 in the
Definitive Proxy Statement is hereby omitted from such incorporation by reference.)
Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ATARI, INC.
By:	/s/ Arturo Rodriguez
	Name:	Arturo Rodriguez
	Title:	Vice President, Controller and Acting Chief Financial Officer

Dated: September 5, 2008

EXHIBIT INDEX
(a)(l)	Offer to Purchase, dated September 5, 2008

(a)(2)	Election to Tender Form

(a)(3)	Cover Letter to the Offer to Purchase

(a)(4)	Form of Withdrawal

(a)(5)	Definitive Proxy Statement, dated September 5, 2008 (Incorporated by reference to the
Schedule 14A filed by Atari, Inc. on September 5, 2008. For purposes of incorporating by reference to the Definitive Proxy Statement only, the first sentence of page D1 in the
Definitive Proxy Statement is hereby omitted from such incorporation by reference.)